UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 3 May 2011

France Telecom-Orange reports solid first quarter results, in line with its guidance for 2011, despite intensified pressures in certain markets

•

Group customers totalled 215.9 million at 31 March 2011, a 7.0% year-on-year increase on a comparable basis, led by 25% mobile growth in Africa and the Middle East.

•

Consolidated revenues increased 0.4% to 11.228 billion euros, excluding the impact of regulatory measures, with mobile services performing well in France (+5.9%), Spain (+7.0%) and Poland (+4.5%), driven by the success of smartphones and segmented offers.

•

Rapid growth continued in emerging markets, despite difficult conditions in Egypt and Côte d’Ivoire.

•

Restated EBITDA1 was 3.734 billion euros in the first quarter of 2011. The EBITDA margin was 33.3%, down 1.3 percentage points versus the first quarter of 2010, notably due to the unfavourable impact of the partial pass-through of the VAT increase starting 1 January 2011.

•

CAPEX was equal to 9.6% of revenues, representing 1.081 billion euros in investments, in line with the target CAPEX rate of about 13% for the year.

•

First quarter results are in line with the Group's guidance for 2011. The Group renews its commitment to paying a dividend of 1.40 euros per share for 2011 and 2012.

Commenting on the operating results for the first quarter of 2011, the Chairman and CEO of France Telecom-Orange, Stéphane Richard, said:

“The Group’s operating and financial performance for the first quarter is strong, despite intensified competition in France and exceptional political conditions in certain emerging countries.

“In France, the Group successfully overcame increased market turbulence and regulatory changes – most notably following the increase in VAT – with significant gains in the ADSL market thanks to the success of the Open quadruple play offer. The Group was also able to address difficult conditions in Egypt, Côte d’Ivoire and Tunisia. The Group performed very well in Spain, with revenues growing 4%, as well as in the continually improving Enterprise market.

“These solid first-quarter results are in line with our financial objectives for the whole of 2011, and sit squarely with the implementation of our Conquest 2015 plan as well as the creation of a new social contract in France."

1 EBITDA is restated to reflect the impact of the additional provision related to the Part Time for Seniors Plan.

key figures

In millions of euros	1st quarter 2011	1st quarter 2010 comp. basis	1st quarter 2010 historical basis	change comp. basis (in %)	change excluding regulatory measures (in %)	change historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consol. group (in %)
Revenues	11 228	11 382	10 959	-1.4	0.4	2.5	0.4	3.4
Of which:
France	5 623	5 767	5 774	-2.5	-0.6	-2.6	-	-0.1
Spain	959	923	923	4.0	6.5	4.0	-	-
Poland	946	982	970	-3.7	-2.7	-2.5	1.2	-
Rest of World	2 136	2 153	1 778	-0.8	1.7	20.2	0.5	20.6
Enterprise	1 784	1 803	1 770	-1.0	-1.0	0.8	1.4	0.4
International Carriers and Shared Services	378	394	386	-4.2	-4.2	-2.0	0.1	2.1
Eliminations	-598	-640	-641	-	-	-	-	-
Restated consolidated EBITDA*	3 734	3 936	3 784	-5.1	-3.8	-1.3	-	4.1
in % of revenues	33.3%	34.6%	34.5%	-1.3 pts.	-1.4 pts.	-1.3 pts.

CAPEX (excluding GSM and UMTS licences)	1 081	938	874	15.3		23.8	0.1	7.2
in % of revenues	9.6%	8.2%	8.0%	1.4 pts.		1.7 pts.

Restated EBITDA* – CAPEX	2 653	2 998	2 910	-11.5		-8.9

*     EBITDA is restated to reflect the impact of the additional provision related to the Part Time for Seniors Plan of 19 million euros in the first quarter of 2011 and 17 million euros in the first quarter of 2010.

Changes to the consolidation perimeter are mainly related to the full consolidation of the Egyptian operator Mobinil in July 2010 and the acquisition of KPN Belgium Business by Mobistar, which has been consolidated since June 2010.

Exchange rate variations: the favourable movements of the Swiss franc, the Polish zloty and the US dollar were partially offset by the depreciation of the Egyptian pound.

*

*     *

The financial data and comparable basis data provided in this press release are unaudited.

More information is available on France Telecom's websites:

www.orange.com

www.francetelecom.com

comments on key Group figures

revenues

First quarter 2011 revenues for the France Telecom Group grew 0.4% year on year on a comparable basis, excluding the impact of regulatory measures (-194 million euros). Mobile services remained particularly buoyant, both in the main European markets and in emerging markets (except for Egypt, Côte d'Ivoire and Romania). At the same time, service operations in the Enterprise segment recovered significantly.

The main regional trends, excluding the impact of regulatory measures, were:

-

in France, mobile revenues increased 5.9%, despite the VAT increase not being passed on to customers; the success of smartphones and the Open quadruple play offers accelerated growth in data services. The share of new ADSL customers for the quarter was estimated at about 20%;

-

in Spain, mobile growth accelerated, reaching 7.0% in the first quarter of 2011. This was driven by the success of segmented offers and strong growth in data services. Fixed services also improved, with ADSL sales growing 4.1%;

-

in Poland, mobile revenues increased 4.5%, driven by customer growth. The ADSL customer base also grew for the third consecutive quarter;

-

in the Rest of World segment, excluding Egypt, growth remained strong in Africa and the Middle East, at 5.8%, led in particular by new operations2 and Cameroon. In Europe, revenues rose 1.2%, despite the decline in Romania; and

-

the Enterprise segment continued to improve for the fourth consecutive quarter, with the slowdown limited to 1.0% in the first quarter of 2011.

customer base growth

The Group had 215.9 million customers3 at 31 March 2011 (excluding MVNOs), a 7.0% increase year on year, with 13.8 million net additions over twelve months, chiefly generated by mobile services in Africa and the Middle East, but also in France, Spain, Poland, Belgium and Armenia.

In mobile services, the Group had a total of 156.7 million customers at 31 March 2011 (excluding MVNOs), with year-on-year growth of 10.1% on a comparable basis and 13.9 million net additions. This growth was largely in Africa and the Middle East, which together accounted for 65.5 million customers at 31 March 2011, a 25% year-on-year increase on a comparable basis with 12.1 million net additions.

Group fixed broadband services customers totalled 13.9 million at 31 March 2011, representing a 4.6% year-on-year increase with 605,000 net additions, including 370,000 in France, 136,000 in the other European countries4 (Spain, Poland and Belgium) and 144,000 in Africa and the Middle East (Egypt, Tunisia, Jordan and Senegal).

Digital TV (IPTV and satellite) grew sharply to 4.4 million subscribers in Europe at 31 March 2011, a 29% increase with 967,000 net additions, mostly in France and Poland.

2 New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

3 Including Meditel customers in Morocco on a proportionate basis to reflect the Group’s 40% interest in the company.

4 Excluding the United Kingdom.

EBITDA

Restated EBITDA was 3.734 billion euros in the first quarter of 2011, versus 3.936 billion euros in the first quarter of 2010 on a comparable basis. The EBITDA-to-revenues ratio was 33.3%, down 1.3-percentage points year-on-year.

Of this decrease in EBITDA margin, 0.5 percentage points are attributable to the negative impact of the partial pass-through to customers of the VAT increase instituted in France on 1 January 2011 (estimated impact of -70 million euros in the first quarter of 2011), while 0.2 percentage points are due to the worsened situation in Egypt.

The EBITDA margin was also marked by higher commercial expenses linked to the success of smartphones and an increase in commercial acts (retention and acquisition), particularly in France and Spain. In all, the ratio of commercial expenses was 14.8%, a 1.8 percentage-point increase versus the first quarter of 2010.

The trends for other ratios of operating expenses to revenues, on a comparable basis, were as follows:

-

the ratio of service fees and inter-operator costs was 13.3%, a 0.4-percentage point improvement year on year. A decrease in call termination fees and roaming rates (a favourable impact of 140 million euros) was partially offset by the growth in traffic with other operators;

-

the ratio of labour expenses (restated) was 19.7%, compared with 19.5% in the first quarter of 2010. The average number of full time equivalent employees was 163,813 in the first quarter of 2011, compared with 164,291 a year earlier; and

-

the ratio of all other expenses was 19.0% in the first quarter of 2011, versus 19.2% in the first quarter of 2010. The improvement is tied, among other things, to the decrease in restructuring costs and to the recapture of provisions related to the Orange Sport and Orange cinema series TV subsidiaries (59 million euros).

capital expenditure on property, plant and equipment and intangible assets (CAPEX)

Capital expenditure on property, plant and equipment and intangible assets rose to 1.081 billion euros in the first quarter of 2011, a 15.3% increase on a comparable basis. The ratio of CAPEX to revenues was 9.6%, versus 8.2% a year earlier when Europe experienced particularly severe weather conditions, especially in Poland.

Investments in networks, which represent about half of all CAPEX, increased 11%, in particular due to:

-

growth of optical fibre (FTTH) in France;

-

continued deployment of mobile networks, most notably HSPA+ (Evolved High Speed Packet Access) in Poland and network extensions in Mali and Niger; and

-

submarine cable programmes in Africa (ACE) and in the Indian Ocean (LION2).

Investments in information systems, which represent nearly a quarter of all CAPEX, also increased significantly due to transformation projects in France, Poland, Belgium and in the Enterprise segment.

In addition, considerable investment in customer equipment for fixed broadband services continued, led by the success of the Open offers and the Livebox and TV decoder replacement programmes.

review by business segment

France

Total revenues in France were 5.623 billion euros in the first quarter of 2011, down 2.5% on a comparable basis from a year earlier. Excluding the impact of regulatory measures (-110 million euros), revenues declined 0.6%.

Personal Communication Services revenues rose 2.0% on a comparable basis to 2.676 billion euros. Excluding the impact of regulatory measures (-98 million euros), growth was strong at 5.9%, despite the fact that the VAT increase instituted on 1 January 2011 was not passed-through to customers (estimated impact of -33 million euros in the first quarter).

This growth primarily reflects the success of smartphones and of the Open quadruple play offers, which reached 509,000 subscribers at 31 March 2011. The appeal of the Origami offers and the segmented offers strategy helped limit the impact of the VAT increase, which for several weeks gave some subscribers the opportunity to terminate their contracts with no penalty. In all, the number of contracts increased 4.5% year on year and represented 70.9% of the total customer base at 31 March 2011.

Data services added to this growth, both from SMS revenues and non-messaging services. Data services represented 35.9% of network revenues in the first quarter of 2011, an increase of 5.5 percentage points in one year. Hosted MVNOs continued their significant growth, with 3.066 million customers at 31 March 2011, up 22.7%year on year.

Home Communication Services revenues decreased 4.9% on a comparable basis to 3.236 billion euros. Excluding the impact of regulatory measures (-33 million euros), revenues fell 3.9%, mainly reflecting the 13.6% drop in traditional telephone services revenues (subscriber lines and communications).

Revenues from Internet services rose just 1.4%, due in particular to the fact that the VAT increase was not passed-through in the month of January (impact of about -13 million euros in the first quarter). The Group’s share of new ADSL subscribers (89,000) was estimated at about 20% of the market in the first quarter of 2011, and new triple play offers, segmented along the lines of the mobile service offers, have been marketed since mid-April. In all, the broadband customer base grew 4.1% year on year, with 9.308 million broadband customers at 31 March 2011. Digital TV services continued to grow strongly, up 28% year on year to 3.711 million customers at 31 March 2011.

Revenues from Carrier Services fell 0.3% on a comparable basis. Excluding the impact of regulatory measures (-24 million euros), revenues rose 1.9% due to the increasing number of telephone lines sold to other carriers (+15.1% year on year), for a total of 10.612 million lines at 31 March 2011.

Spain

Total revenues in Spain rose 4.0% on a comparable basis to 959 million euros. Excluding the impact of regulatory measures (-22 million euros), revenues grew 6.5%, compared with a 3.1% increase in the fourth quarter of 2010.

Personal Communication Services revenues rose 4.0% on a comparable basis to 789 million euros and 7.0% excluding the impact from regulatory measures (-22 million euros).

This growth confirms the success of segmented offers, with the contract customer base growing 7.5% year on year to 7.25 million customers at 31 March 2011. Contracts represented 60.1% of the total customer base at 31 March 2011, up 1.7 percentage points in one year.

Revenues from non-SMS data services grew rapidly thanks to the success of smartphones and of the Internet Everywhere service, which had a total of 702,000 customers at 31 March 2011 (+70% year on year). The hosted MVNO customer base also rose sharply, up 55% year on year to 1.287 million customers at 31 March 2011.

Home Communication Services revenues rose 4.1% to 170 million euros, reflecting the growth in broadband services, with the number of ADSL customers climbing 5.8% year on year (1.15 million customers at 31 March 2011) and ARPU5 growing 1.9%.

5 See glossary.

Poland

Total revenues in Poland declined 3.7% on a comparable basis to 946 million euros. Excluding the impact of regulatory measures (-10 million euros), revenues fell 2.7% in the first quarter of 2011.

Personal Communication Services revenues rose 2.2% on a comparable basis to 471 million euros and, excluding the impact of regulatory measures (-10 million euros), climbed 4.5%. This trend reflects year-on-year growth of 4.7% in the total customer base (excluding MVNOs) which reached 14.42 million customers at 31 March 2011.

Home Communication Services revenues declined 7.8% on a comparable basis to 540 million euros due to the downward trend in traditional telephony. At the same time, the steady improvement in the number of broadband services customers was sustained for the third consecutive quarter, reaching 2.297 million customers at 31 March 2011, up 1.5% year on year. The number of digital TV customers (ADSL and satellite) grew steeply to 577,000 customers at 31 March 2011, up 38% year on year.

Rest of World

The Rest of World segment reported total revenues of 2.136 billion euros, up 20.2% on an historical basis, mainly due to changes in the consolidation perimeter, in particular with the full consolidation of the Egyptian carrier Mobinil as of 13 July 2010. On a comparable basis and excluding the impact of regulatory measures (-52 million euros), revenues grew 1.7% in the first quarter of 2011:

-

in Africa and the Middle East, revenues rose 1.0% excluding the impact of regulatory measures, hit by the deterioration in Egypt (-7.5%). Excluding Egypt, growth remained strong at +5.8%, led by new operations in Africa6 (+23.8%), Cameroon and Mali, while Côte d’Ivoire reported a downturn of 1.4%;

-

in Europe, revenues rose 1.2% excluding the impact of regulatory measures. All countries in the region continue to grow except for Romania, which reported a decline of 6.3% in the first quarter of 2011, and Switzerland, where revenues remained stable year on year;

-

revenues in the Dominican Republic continued to improve, climbing 4.7% in the first quarter of 2011. The customer base grew 2.8% year on year in the quarter, led by a 14.5% increase in contract customers.

In the Rest of World segment, mobile services had a total of 90.1 million customers at 31 March 2011, a net year-on-year increase of 16.8 million customers, including 4.4 million customers attributable to Meditel in Morocco. Net additions of 2.0 million customers were reported for the first quarter of 2011 (excluding Meditel), primarily in Senegal, Cameroon, Mali, Côte d’Ivoire and new operations in Africa.

Enterprise

Enterprise segment revenues reached 1.784 billion euros, a slight year-on-year decrease on a comparable basis (-1.0%), versus a 3.5% downturn in the fourth quarter of 2010.

This improvement is linked to good performance in services generated by integration services, project management, consulting and service platforms. In all, Extended Business Services grew 6.8% in the first quarter of 2011.

Advanced Business Network Services grew 1.1%, led by high bandwidth services and the rapid growth of VoIP. IPVPN services sales stabilised in the first quarter of 2011, following the continued erosion of revenues observed in 2010.

Other Business Services revenues grew 11.8%, led by network equipment sales and broadcast services, which rose 4.7% in the quarter.

Fixed telephony and traditional data services continued their downward trend, declining 10.4% in the first quarter of 2011, after falling 14.5% in the fourth quarter of 2010. Fixed telephony continued to be marked by the migration towards voice over IP solutions, the streamlining of corporate networks, and intensified competition; the downturn in traditional data services continued at a pace comparable to that of previous quarters.

6 New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

schedule of upcoming events

•

31 May 2011: Investor Day

•

28 July 2011: first half 2011 results

contacts

press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Olivier Emberger

olivier.emberger@orange-ftgroup.com

financial communication contacts: +33 1 44 44 04 32

(analysts and investors)

Xavier Pichon
xavier.pichon@orange-ftgroup.com

Claire Roblet

claire.roblet@orange-ftgroup.com

Cionaith Cullen
cionaith.cullen@orange-ftgroup.com

Anne-Laure Lahon

annelaure.lahon@orange-ftgroup.com

Amélie Laroche-Truong

amelie.larochetruong@orange-ftgroup.com

Mathieu Lemaire
mathieu.lemaire@orange-ftgroup.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business. Although France Telecom believes these statements are based on reasonable assumptions, the actual occurrence of the forecasted developments is subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other factors, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the “Conquests 2015” industrial project and of other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des marchés financiers and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, in particular Articles 223-1 et seq. of the General regulation of the Autorité des marches financiers, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: revenues by operating segment

(in millions of euros)	1st quarter 2011	1st quarter 2010 comparable basis	1st quarter 2010 historical basis	change comparable basis (in %)	change historical basis (in %)
France	5 623	5 767	5 774	(2.5)	(2.6)
Personal Communication Services	2 676	2 624	2 624	2.0	2.0
Home Communication Services	3 236	3 402	3 409	(4.9)	(5.1)
Consumer Services	1 997	2 150	2 153	(7.1)	(7.2)
Carrier Services	1 104	1 107	1 107	(0.3)	(0.3)
Other HCS revenues	136	146	149	(6.8)	(9.1)
Eliminations	(290)	(259)	(259)	-	-
Spain	959	923	923	4.0	4.0
Personal Communication Services	789	759	759	4.0	4.0
Home Communication Services	170	164	164	4.1	4.1
Poland	946	982	970	(3.7)	(2.5)
Personal Communication Services	471	460	455	2.2	3.4
Home Communication Services	540	586	579	(7.8)	(6.6)
Eliminations	(65)	(64)	(64)	-	-
Rest of World	2 136	2 153	1 778	(0.8)	20.2
Enterprise	1 784	1 803	1 770	(1.0)	0.8
Business Network Legacy	614	685	678	(10.4)	(9.5)
Advanced Business Network	593	586	573	1.1	3.4
Extended Business Services	358	335	326	6.8	9.8
Other Business services	220	196	193	11.8	14.0
International Carriers and Shared Services	378	394	386	(4.2)	(2.0)
International Carriers	322	342	334	(6.1)	(3.7)
Shared Services	56	52	52	8.0	9.0
Inter-segment eliminations	(598)	(640)	(641)	-	-
Group total	11 228	11 382	10 959	(1.4)	2.5

appendix 2: analysis of consolidated EBITDA

(in millions of euros)	1st quarter 2011	1st quarter 2010 comparable basis	change comparable basis (in %)
Revenues	11 228	11 382	(1.4)
External purchases	(4 842)	(4 755)	1.8
in % of revenues	43.1%	41.8%	1.4 pts.
of which:
Purchases from and fees paid to carriers	(1 490)	(1 555)	(4.2)
in % of revenues	13.3%	13.7%	(0.4 pt.)
Other network expenses and IT costs	(686)	(664)	3.3
in % of revenues	6.1%	5.8%	0.3 pt.
Property, overheads, other Charges externes et production immobilisée	(892)	(898)	(0.6)
in % of revenues	7.9%	7.9%	-
Commercial expenses	(1 667)	(1 482)	12.5
in % of revenues	14.8%	13.0%	1.8 pts.
Content purchases	(108)	(156)	(31.1)
in % of revenues	1.0%	1.4%	(0.4 pt.)
Labour expenses*	(2 208)	(2 221)	(0.6)
in % of revenues	19.7%	19.5%	0.2 pt.
Other operating income and expenses	(441)	(443)	-
Gains (losses) on disposals of assets	5	3	-
Restructuring expenses	(7)	(30)	-
Restated EBITDA*	3 734	3 936	(5.1)
in % of revenues	33.3%	34.6%	(1.3 pts.)

*     Labour expenses and EBITDA are presented excluding the impact of the additional provision related to the Part Time for Seniors Plan: 19 million euros for the first quarter of 2011 and 17 million euros for the first quarter of 2010.

appendix 3: key performance indicators of France Telecom

	31 March 2010	31 March 2011

France Telecom Group
Total number of customers* (millions)	197.652	215.885

Personal Communication Services customers* (millions)	138.338	156.733
- of which contract customers (millions)	48.575	51.665
Home Communication Services broadband customers (millions)	13.299	13.905
- of which IPTV and satellite TV customers (millions)	3.390	4.357

France
Personal Communication Services
Number of customers* (millions)	26.161	26.668
- of which contract customers (millions)	18.081	18.898
Total ARPU (euros)	397	384
Number of MVNO customers (millions)	2.499	3.066
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	20.251	19.190
- of which naked ADSL** customers (millions)	2.954	4.010
ARPU of fixed line subscribers (euros)	34.5	34.8
Number of broadband customers at end of period (millions)	8.937	9.308
ADSL market share at end of period (%)	47.0	45.7***
Number of IPTV and satellite TV customers (millions)	2.894	3.711
Carrier market
Total number of fixed lines in the Carriers market (millions)	9.222	10.612
- of which total unbundling (millions)	6.827	8.071
- of which wholesale naked ADSL rental** (millions)	1.243	1.223
- of which wholesale line rentals (millions)	1.151	1.318

Spain
Personal Communication Services
Number of customers* (millions)	11.552	12.059
- of which contract customers (millions)	6.747	7.250
Total ARPU (euros)	266	263
Home Communication Services
Number of ADSL broadband customers (millions)	1.086	1.150
Number of Voice over IP customers (thousands)	500	654

* Excluding customers of MVNOs ** See glossary *** Company estimate.

	31 March 2010	31 March 2011

Poland
Personal Communication Services
Number of customers* (millions)	13.774	14.420
- of which contract customers (millions)	6.713	6.962
Total ARPU (PLN)	523	509
Home Communication Services
Total number of fixed telephone lines (millions)	8.202	7.686
Number of ADSL broadband customers (millions)	2.262	2.297
Number of IPTV and satellite TV customers (thousands)	417	577

Rest of World
Personal Communication Services
Total number of customers* (millions)	73.341	90.097
- of which contract customers (millions)	11.437	12.502
Number PCS customers by region (millions)
Europe	21.490	21.639
Africa and Middle East	48.983	65.503
Other operations	2.867	2.955
Home Communication Services
Total number of telephone lines (thousands)	2 261	2 308
- Europe (thousands)	669	665
- Africa and Middle East (thousands)	1 588	1 640
- Other operations (thousands)	4	3
Number of broadband customers at end of period (thousands)	606	788
- Europe (thousands)	109	146
- Africa and Middle East (thousands)	496	640
- Other operations (thousands)	1	1

Enterprise
France
Number of legacy telephone lines (thousands)	4 690	4 292
Number of Business Everywhere customers (thousands)	765	794
Number of accesses to IP networks (thousands)	336	336
- of which IP-VPN (thousands)	274	271
Number of XoIP connections (thousands)	36	51
World
Number of IP-VPN accesses \ world (thousands)	322	312

Everything Everywhere (United Kingdom) **
Personal Communication Services
Number of customers* (millions)	27.021	26.978
- of which contract customers (millions)	11.196	12.107
Total ARPU (£/month, based on quarterly revenues)	18.9	19.1
Home Communication Services
Number of broadband customers (thousands)	815	726

* Excluding customers of MVNOs ** Everything Everywhere customer bases are 50% consolidated in the France Telecom-Orange customer bases.

appendix 4: first quarter 2011 highlights

april
18/04/11	Group – Deutsche Telekom and France Telecom-Orange to form procurement joint venture
13/04/11	France – Orange France updates its triple play range, introducing Livebox star and Livebox zen
07/04/11	Group – France Telecom-Orange breaks into the Top 5 in Capitalcom's CSR ranking
01/04/11	France – France Telecom-Orange signs agreement in France on Strategic Workforce Planning (GPEC)
march
28/03/11	France – Veolia Eau and Orange launch m2o city, a smart metering operator
25/03/11	Poland – TP Group sells TP Emitel for PLN 1.7 bn
14/03/11	Iraq – France Telecom-Orange and Agility to acquire a 44% stake in Korek Telecom, an Iraqi mobile operator currently extending its coverage nationwide
03/03/11	France – Free Mobile and Orange sign a 2G roaming agreement and agree to extend this to 3G networks february
24/02/11	Group – Thanks to its solid commercial performance, France Telecom-Orange achieved its 2010 objectives and confirmed its commitment to organic cash flow of 8 billion euros in 2011
23/02/11	Group – Stéphane Richard named Chairman and Chief Executive Officer of France Telecom-Orange
23/02/11	United Kingdom – Strong contract customer growth and retention as Everything Everywhere moves from integration to mobilisation
11/02/11	Group – Deutsche Telekom and France Telecom-Orange to explore potential areas of cooperation for customer benefit
03/02/11	France – Orange reinforces its Very High-Speed Broadband with a commitment to deploying solutions in every region of France january
27/01/11	Group – France Telecom signs with 28 banks a 5-year EUR 6 billion syndicated revolving line
26/01/11	Group – Orange is including unlimited calls to all mobiles in its internet offers
25/01/11	Group – Orange enters into exclusive negotiations with Dailymotion with a view to acquiring a 49% stake in its capital
21/01/11	Group – Deezer and Orange announce more than 500,000 “Musique premium DEEZER” subscribers
19/01/11	Group – CANAL+ and Orange announce their plan to create a joint venture to merge Orange cinema series and TPS Star
06/01/11	France – France Telecom finalises an amendment to its agreement concerning “Senior” employees in order to account for the impact of reforms to retirement law in France

All press releases are available on the Group’s websites:

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www.orange.com

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www.orange.es

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www.everythingeverywhere.com

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www.tp-ir.pl

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www.orange-business.com

appendix 5: glossary

ARPU - Fixed Services for Consumers: average annual revenues per line for fixed services and internet for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of fixed service lines for consumers over the same period. The weighted average number of fixed service lines for consumers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines at the start and end of the month. The ARPU of fixed services for consumers is expressed as monthly revenues per line.

ARPU - Personal Communication Services: average annual revenues per user (ARPU) are calculated by dividing the revenues from mobile services (see "mobile services" below) generated over the past twelve months by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): average revenues per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. ARPU is expressed as monthly revenues per access.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

commercial expenses: external purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

organic cash flow: net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable thereon), plus proceeds from disposals of tangible and intangible assets.

other external purchases: these include overhead, property expenses, service fees and purchases of other services, content purchases, equipment costs and other supplies in inventory, call centre outsourcing expenses and other external consumption, net of capitalized production of goods and services.

revenues from data services (Personal Communication Services): these are revenues from mobile services (see "mobile services" below), excluding revenues generated by voice services. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

revenues from mobile services: these are revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO)

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

wholesale line rental – WLR: by supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 3, 2011	By:	/S/ Xavier Pichon
	Name:	Xavier Pichon
	Title:	Head of Investor Relations